Exhibit 3.3

SECOND AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF PREFERRED STOCK AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

OF

SITEL WORLDWIDE CORPORATION

16% CUMULATIVE PARTICIPATING PREFERRED STOCK, SERIES C

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), the undersigned officer of SITEL Worldwide Corporation, a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of DGCL hereby certifies:

1. That pursuant to the authority granted to and vested in the Board of Directors of the Corporation (hereinafter called the “Board”) in accordance with the provisions of the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board adopted as of December 5, 2008 and by a Certificate of Designations of 16% Cumulative Participating Preferred Stock, Series C filed in the office of the Secretary of State of Delaware on December 12, 2008, as amended and restated on September 4, 2009 (the “Certificate of Designations”), the Corporation authorized the issuance of shares of the Corporation’s 16% Cumulative Participating Preferred Stock, Series C and established the voting provisions, designations, preferences, participating, optional and other rights, and the qualifications, limitations and restrictions thereof.

2. That pursuant to the authority conferred upon the Board by the provisions of the Certificate of Incorporation, and Section 151(g) of DGCL, on February 17, 2010, the Board adopted the following resolution amending and restating, effective upon the date this Second Amended and Restated Certificate of Designations is filed in the office of the Secretary of State of the State of Delaware, the provisions of the Certificate of Designations of the 16% Cumulative Participating Preferred Stock, Series C; and that pursuant to Section 242(b) of DGCL, a majority of the holders of the common stock and 16% Cumulative Participating Preferred Stock, Series C have approved the following resolution:

RESOLVED that, pursuant to the authority expressly granted to and vested in the Board by the provisions of the Certificate of Incorporation, the designation and number of shares of 16% Cumulative Participating Preferred Stock, Series C and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations, and restrictions thereof are amended and restated to read in their entirety as follows:

1.	Designation, Number of Shares and Liquidation Preference.

The series of Preferred Stock created by this resolution shall be designated the “16% Cumulative Participating Preferred Stock, Series C” (the “Series C Preferred Stock”). The number of authorized shares of Series C Preferred Stock shall be 125,000. The liquidation preference of each share of Series C Preferred Stock (the “Liquidation Preference”) shall be US$1,000.00.

2.	Rank.

The Series C Preferred Stock shall, as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank (i) prior to each class of the Common Stock, par value $0.01 per share (the “Common Stock”), the Series A Preferred Stock, the Series B Preferred Stock and any other capital stock of the Corporation (other than any other class or series of a class of capital stock of the Corporation the terms of which expressly provide that the shares thereof rank senior or on a parity as to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, with the shares of the Series C Preferred Stock) (such securities, other than those described in the immediately preceding parenthetical clause, collectively referred to herein as the “Junior Securities”) and (ii) on a parity with any other class or series of a class of capital stock of the Corporation the terms of which expressly provide that the shares thereof rank on a parity as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, with the shares of the Series C Preferred Stock (the “Parity Securities”).

3.	Dividends.

(a)	Dividends shall accrue on each outstanding share of Series C Preferred Stock, subject to applicable law, but always in preference and priority to any payment of dividends on any Junior Securities and pari passu with any Parity Securities, with respect to each Dividend Period (as defined below) at the rate of sixteen percent (16%) per annum on the sum of the Liquidation Preference plus all accumulated and unpaid dividends thereon. Such dividends shall begin to accrue and be cumulative from the date of original issuance of each share of Series C Preferred Stock and shall compound on the first business day of January of each year subsequent thereto (the “Preferred Dividend Date”). The period from and including any Preferred Dividend Date to, but excluding, the next Preferred Dividend Date is a “Dividend Period,” provided that the initial Dividend Period shall be the period from and including the date of original issuance of each share of Series C Preferred Stock to, but excluding, January 4, 2010.

(b)	In addition to any other dividends accruing or declared hereunder, in the event that the Corporation declares or pays any dividends upon the Common Stock, the Corporation shall also declare and pay to the holders of Series C Preferred Stock at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends of the same type as any dividends or other distribution, whether cash, in kind or other property, payable or to be made on outstanding shares of Common Stock equal to the amount of such dividends or other distribution as would be made on the number of shares of Common Stock into which such share of Series C Preferred Stock could be converted on the date of payment of such dividends or other distribution on the Common Stock, assuming such shares of Common Stock were outstanding on the applicable record date for such dividend or other distribution.

(c)	Dividends shall be paid on the basis that each share of Preferred Stock has a value equal to the Liquidation Preference.

(d)	Each annual dividend shall be cumulative and shall accumulate, whether or not earned or declared and whether or not there are funds of the Corporation legally available for payment of dividends. All dividends which have accrued on the Series C Preferred Stock shall be payable as and when declared by the Corporation’s Board of Directors. All dividends paid with respect to shares of Series C Preferred Stock shall be paid pro rata to the holders entitled thereto.

(e)	No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be accrued or in arrears.

(f)	Other than as set forth in this paragraph 3, the Preferred Stock shall not be entitled to receive dividends.

4.	Redemption.

(a)	Other than as set forth in this paragraph 4, (i) the Series C Preferred Stock will not be subject to a sinking fund or other obligations of the Corporation to redeem or retire the Series C Preferred Stock and (ii) the holders of Series C Preferred Stock shall have no right to compel the Corporation to redeem the Series C Preferred Stock.

(b)

To the extent the Corporation shall have funds legally available therefor, the Series C Preferred Stock shall be subject to redemption in cash, at the option of the Corporation, at any time, in part from time to time or in whole, at a price per share (the “Optional Redemption Price”) equal to the greater of (i) the sum of (x) 100% of the Liquidation Preference per share and (y) an amount per share equal to all accumulated and unpaid dividends thereon, whether or not declared or payable, to the date fixed by the Corporation for such redemption (an “Optional Redemption Date”), and (ii) the amount described in Section 6(a)(ii) as payable to the holder of such share of Series C Preferred Stock, determined as if the Corporation were liquidated, dissolved and wound up as of the Optional Redemption Date. In case a part only of the then outstanding shares of Series C Preferred Stock is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors of the Corporation in their discretion shall decide or, if the directors of the Corporation so determine, may be redeemed pro rata.

(c)	Notice shall be given not more than 60 days prior to the Optional Redemption Date to each holder of record of the shares to be redeemed, by first class mail, postage prepaid, at such holder’s address as the same appears on the stock records of the Corporation or such other method as the Corporation and the holder(s) may mutually agree in writing. Neither the failure to mail any such notice, nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed, whether or not the holder receives the notice. Each such notice shall state, in addition to any information the Corporation deems appropriate: (i) the Optional Redemption Date; (ii) the number of shares of Series C Preferred Stock of such holder that, subject to applicable law, are to be redeemed; (iii) the applicable redemption price; and (iv) the place or places where certificates for shares of Series C Preferred Stock are to be surrendered for redemption.

(d)	On July 2, 2018 (the “Mandatory Redemption Date”), the Corporation shall redeem out of the assets of the Corporation legally available therefor, all of the Series C Preferred Stock then held by such holder at a price per share (the “Mandatory Redemption Price”) payable in cash equal to the greater of (i) the sum of (x) 100% of the Liquidation Preference per share and (y) an amount per share equal to all accumulated and unpaid dividends thereon, whether or not declared or payable, to the Mandatory Redemption Date, and (ii) the amount described in Section 6(a)(ii) as payable to the holder of such share of Series C Preferred Stock, determined as if the Corporation were liquidated, dissolved and wound up as of the Mandatory Redemption Date.

(e)	Notice shall be given by the Corporation not more than 60 days prior to the Mandatory Redemption Date to each holder of record of shares of Series C Preferred Stock, by first class mail, postage prepaid, at such holder’s address as the same appears on the stock records of the Corporation or such other method as the Corporation and the holder(s) may mutually agree in writing. Neither the failure to mail any such notice, nor any defect therein or in the mailing thereof, to any particular holder or to the holders generally, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed, whether or not the holder receives the notice. Each such notice shall state, in addition to any information the Corporation deems appropriate: (i) the Mandatory Redemption Date; (ii) the number of shares of Series C Preferred stock of such holder that, subject to applicable law, are to be redeemed; (iii) the applicable redemption price; and (iv) the place or places where certificates for shares of Series C Preferred Stock are to be surrendered for redemption.

(f)	In order to facilitate the redemption of the Series C Preferred Stock, the Board may cause the transfer books of the Corporation for the Series C Preferred Stock to be closed, not more than 30 days prior to the Optional Redemption Date and not more than 30 days prior to the Mandatory Redemption Date, as the case may be.

(g)	Unless the Corporation defaults in the payment of the Optional Redemption Price or Mandatory Redemption Price, as the case may be, the shares of the Series C Preferred Stock to be redeemed shall from and after the close of business on the Optional Redemption Date or the Mandatory Redemption Date, as the case may be, cease to accumulate dividends and the only right of the holders of such shares shall be to receive payment of the Optional Redemption Price or the Mandatory Redemption Price, as the case may be. No interest shall accrue for the benefit of the holders of the Series C Preferred Stock to be redeemed on any sum set aside by the Corporation in connection with a redemption pursuant to this paragraph 4.

(h)	As promptly as possible after the surrender of the certificates for any shares of Series C Preferred Stock redeemed pursuant to this paragraph 4 (with appropriate endorsements and any transfer documents reasonably requested by the Corporation or any transfer agent designated by the Corporation), such certificates shall be exchanged for the Optional Redemption Price or Mandatory Redemption Price, as the case may be, for such shares.

(i)	Notwithstanding anything to the contrary contained herein, the Corporation’s obligation to pay the Optional Redemption Price or the Mandatory Redemption Price, as the case may be, shall be deemed fulfilled, and the applicable shares redeemed on the Optional Redemption Date or the Mandatory Redemption Date, as applicable, if, on or before the Optional Redemption Date or the Mandatory Redemption Date, as the case may be, the Corporation shall deposit with a bank or trust company that has an office in the borough of Manhattan, City of New York, and that has a capital and surplus of at least $10,000,000,000, cash in the amount of the Optional Redemption Price or Mandatory Redemption Price, as the case may be, in trust with irrevocable instructions that such cash be paid upon the tender of certificates represents the redeemed shares of Series C Preferred Stock. Subject to applicable escheat laws, any cash unclaimed at the end of six years from the Optional Redemption Date or the Mandatory Redemption Date, as the case may be, shall revert to the general funds of the Corporation and, upon demand, such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of Series C Preferred Stock shall look only to the general funds of the Corporation for payment of such cash. Any interest accrued on cash deposited pursuant to this paragraph 4(i) shall be paid from time to time to the Corporation for its own account.

(j)

In the event that the Corporation shall default in the payment of the Optional Redemption Price, the shares of Series C Preferred Stock so called for redemption shall thereafter be deemed to be outstanding and any holders thereof shall have all of the rights of a holder of Series C Preferred Stock; provided, however, that the Corporation shall pay such Optional Redemption Price, in whole or in part, as soon as it has funds legally available therefore and, in the case of a partial payment, only the shares of the Series C Preferred Stock in respect of which the Optional Redemption Price has been fully paid and satisfied shall be deemed to have been redeemed. In the event that the Corporation shall default in the payment of the Mandatory Redemption Price, (i) the shares of Series C Preferred Stock to be redeemed shall thereafter be deemed to be redeemed and replaced by outstanding debt obligations of the Corporation in a principal amount equal to the Mandatory Redemption Price and repayable in cash, (ii) such shares of Series C Preferred Stock shall no longer be deemed to be outstanding, (iii) the holders of the debt obligations referred to in clause (i) shall be entitled to interest thereon at a rate of 16% per annum, compounding annually and payable in cash, (iv) the Corporation shall pay the principal and accrued interest on such debt obligations, in cash, on demand, and (v) demand shall be deemed to have been made immediately following the Mandatory Redemption Date. For greater certainty, in the event of a partial payment of the Mandatory Redemption Price, the unpaid balance of the Mandatory Redemption Price shall remain outstanding as such debt. Anything to the contrary in this paragraph 4(i) notwithstanding, the Corporation shall not make any cash payment in respect of the Optional Redemption Price or the Mandatory Redemption Price at any time during which any amounts are outstanding under the Corporation’s Credit Agreement, dated as of January 30, 2007 (as amended, supplemented, refinanced, extended or otherwise modified from time to time) (the “Senior Debt”) to the extent that such cash payment is prohibited by the terms of the Senior Debt.

(k)	Any fraction of a share of Series C Preferred Stock may be redeemed in the same manner in which a whole share of Series C Preferred Stock may be redeemed pursuant to this paragraph 4, provided that the cash payable upon the redemption of such fractional interest shall be determined by multiplying the cash payment upon the redemption of one share of Series C Preferred Stock by that fraction.

(1)	Upon any redemption of Series C Preferred Stock, the Corporation shall pay all accumulated and unpaid dividends (whether or not earned or declared) to but excluding the Optional Redemption Date or the Mandatory Redemption Date, as the case may be. For greater certainty, in the event that the Optional Redemption Date or the Mandatory Redemption Date, as the case may be, falls on a date other than a Preferred Dividend Date, the Corporation shall pay prorated unpaid dividends on such shares of Series C Preferred Stock accrued from the preceding Preferred Dividend Date to the Optional Redemption Date or the Mandatory Redemption Date, as the case may be. Such prorated dividends shall be calculated by multiplying the annual dividend that would have been payable to the holder of such share of Series C Preferred Stock by a fraction, the numerator of which shall be the number of days elapsed since the preceding Preferred Dividend Date and the denominator of which shall be the number of days in such year.

5.	Shares to be Retired.

All shares of Series C Preferred Stock purchased or redeemed by the Corporation shall be retired and cancelled and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series.

6.	Liquidation.

(a)	The shares of Series C Preferred Stock shall rank prior to the shares of Junior Securities upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Transaction”), so that in the event of any Liquidation Transaction, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to receive out of the assets or surplus funds of the Corporation available for distribution to its stockholders, or proceeds thereof, whether from capital, surplus or earnings, before any distribution is made to holders of any Junior Securities, a liquidation preference in an amount per share of Series C Preferred Stock equal to the greater of (i) the Liquidation Preference, plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of Series C Preferred Stock to the date of final distribution, and (ii) an amount equal to the amount of the holders of Series C Preferred Stock would have received upon liquidation, dissolution or winding up of the Company had such holders converted their shares of Series C Participating Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up.

(b)	If, upon any Liquidation Transaction, the assets or surplus funds of the Corporation, or proceeds thereof, whether from capital, surplus or earnings, distributable among the holders of shares of Series C Preferred Stock and any Parity Securities then outstanding are insufficient to pay in full the preferential liquidation payments due to such holders, such assets, surplus funds or proceeds shall be distributable among such holders ratably in accordance with the amounts that would be payable on such shares of Series C Preferred Stock and Parity Securities if all amounts payable thereon were payable in full.

7.	Voting Rights.

Except as provided in paragraph 8 below, the Certificate of Incorporation of the Corporation or as otherwise required by the Delaware General Corporation Law, the holders of shares of Series C Preferred Stock shall not be entitled to any voting rights, and the consent of the holders of Series C Preferred Stock shall not be required for the taking of any corporate action.

8.	Protection Provisions.

The Corporation shall not, without first obtaining approval (by vote or written consent) of the sole holder or, if there is more than one holder, the holders of at least a majority of the then outstanding shares of Series C Preferred Stock (with each share of Series C Preferred Stock entitled to one vote):

(a)	authorize or issue any class or series of equity security, or of any security convertible into or exchangeable or exercisable for any equity security, having equal or superior rights as to payment of dividends and/or the distribution of assets upon liquidation, dissolution or a winding up of the Corporation; or

(b)	issue any shares of Series C Preferred Stock to persons other than such holder(s) of the then outstanding Series C Preferred Stock or any transferee or designee of such holder(s).

9.	Conversion.

(a)	At any time and from time to time, any holder of Series C Preferred Stock may convert all or any portion of the Series C Preferred Stock (including any fraction of a share) held by such holder into a number of shares of Class A Voting Common Stock equal to (i) the aggregate Liquidation Preference of the shares to be converted plus all accumulated and unpaid dividends thereon divided by (ii) the Conversion Price (as defined below).

(b)	The price at which shares of Series C Preferred Stock shall be delivered upon conversion (the “Conversion Price”), shall be initially $1.50. The Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided.

(c)	The Conversion Price in effect at any time shall be subject to adjustments from time to time on or after the date hereof as follows:

(i)

In case the Corporation shall (i) declare a dividend or make a distribution payable in Class A Voting Common Stock on the Class A Voting Common Stock, (ii) subdivide or reclassify its outstanding shares of Class A Voting Common Stock into a greater number of shares, or (iii) combine its outstanding shares of Class A Voting Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately reduced in the case of any increase in the number of shares of Class A Voting Common Stock outstanding, and increased in the case of any reduction in the number of shares of Class A Voting Common Stock outstanding, so that the holder of the Series C Preferred Stock when the Series C Preferred Stock is surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which the holder of the Series C Preferred Stock would have owned or have been entitled to receive had such Series C Preferred Stock been converted into Class A Voting Common Stock immediately prior to such time and had such Class A Voting Common Stock received such dividend or other distribution or participated in such subdivision, combination or reclassification. Such adjustment shall be effective as of the record date for such dividend or distribution or the effective date of such combination, subdivision or reclassification and shall be made successively whenever any event listed above shall occur. If, as a result of an adjustment made pursuant to this paragraph 9(c)(i), the holder of the Series C Preferred Stock thereafter surrendered for conversion shall become entitled to receive shares of two or more classes of the capital stock of the Corporation, the Board of Directors of the Corporation (whose determination shall be conclusive if made in good faith and shall be described in a statement provided to the registered holder of the Series C Preferred Stock) shall in good faith determine the allocation of the Conversion Price between and among shares of such classes of capital stock.

(ii)	No adjustment in the Conversion Price shall be required pursuant to paragraph 9(c)(i) unless such adjustment (together with prior adjustments which by reason of this paragraph 9(c)(ii) were not required to be made at the time otherwise required by the paragraph 9(c)(i)) would require a change of at least 1% in such price; provided, however, that any adjustments which by reason of this paragraph 9(c)(ii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(iii)

In case of any consolidation or merger of the Corporation with and into any other corporation or other entity (other than a consolidation or merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Class A Voting Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Corporation, or the reclassification of the Class A Voting Common Stock into another form of capital stock of the Corporation, whether in whole or in part, the holders of the Series C Preferred Stock shall have the right thereafter to convert the Series C Preferred Stock into the kind and amount of shares of stock and other securities and property or cash (including, if applicable, Class A Voting Common Stock) which the holder would have been entitled to receive upon such consolidation, merger, sale, transfer or reclassification if it had held the Class A Voting Common Stock issuable upon the conversion of the Series C Preferred Stock immediately prior to such consolidation, merger, sale, transfer, or reclassification. Notwithstanding the foregoing, if the holders of Class A Voting Common Stock in any such consolidation, merger, sale, transfer or reclassification are afforded an election or are otherwise permitted or required to exchange such shares for two or more alternate forms of consideration, then the holders of the Series C Preferred Stock shall after such consolidation, merger, sale, transfer or reclassification have the right to convert the Series C Preferred Stock into the kind and amount of shares of stock and other securities and property or cash (including, if applicable, Class A Voting Common Stock) into or for which the Class A Voting Common Stock issuable upon conversion of the Series C Preferred Stock would have been converted or exchanged as a result of such consolidation, merger, sale, transfer or reclassification if held by a holder of Class A Voting Common Stock who failed to exercise his rights of election (provided that if the kind and amount of shares of stock and other securities and property or cash receivable upon such consolidation; merger, sale, transfer or reclassification is not the same for each share of Class A Voting Common Stock in respect of which such rights of election shall not have been exercised (“Non-Electing Share”), then for the purpose of this paragraph 9(c)(iii), the kind and amount of shares of stock and other securities and property or cash receivable upon such consolidation, merger, sale, transfer or reclassification in respect of each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares).

(iv)	The above provisions of paragraph 9(c) shall similarly apply to successive reclassification and changes of shares of Class A Voting Common Stock of the Corporation and to successive consolidations, mergers, sales, transfers, or reclassifications

(d)	Except as otherwise provided herein, each conversion of Series C Preferred Stock shall be deemed to have been effected as of the close of business on the date on which the certificate or certificates representing the Series C Preferred Stock to be converted have been surrendered for conversion at the principal office of the Corporation. At the time any such conversion has been effected, the rights of the holder of the shares of Series C Preferred Stock converted shall cease and the person or persons in whose name or names any certificate or certificates for shares of Class A Voting Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Class A Voting Common Stock represented thereby.

(e)	The conversion rights of any share of Series C Preferred Stock subject to redemption hereunder shall terminate on the Optional Redemption Date for such share unless the Corporation has failed to pay to the holder thereof the Optional Redemption Price of such share (plus all accumulated and unpaid dividends thereon).

(f)	As soon as possible after a conversion has been effected (but in any event within three business days in the case of subparagraph (i) below), the Corporation shall deliver to the converting holder:

(i)	a certificate or certificates representing the number of shares of Class A Voting Common Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified; and

(ii)	a certificate representing any shares of Series C Preferred Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

(g)	The issuance of certificates for shares of Class A Voting Common Stock upon conversion of Series C Preferred Stock shall be made without charge to the holders of such Series C Preferred Stock for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Class A Voting Common Stock. Upon conversion of each share of Series C Preferred Stock, the Corporation shall take all such actions as are reasonably necessary in order to insure that the Class A Voting Common Stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(h)	The Corporation shall not close its books against the transfer of Series C Preferred Stock or of Class A Voting Common Stock issued or issuable upon conversion of Series C Preferred Stock in any manner which interferes with the timely conversion of Series C Preferred Stock. The Corporation shall assist and cooperate with any holder of shares of Series C Preferred Stock required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of shares hereunder (including, without limitation, making any governmental filings required to be made by the Corporation).

(i)	The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of issuance upon the conversion of the Series C Preferred Stock, such number of shares of Class A Voting Common Stock as are issuable upon the conversion of all outstanding Series C Preferred Stock. All shares of Class A Voting Common Stock that are so issuable shall, when issued, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of Class A Voting Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Class A Voting Common Stock may be listed (except for official notice of issuance, which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not take any action which would cause the number of authorized but unissued shares of Class A Voting Common Stock to be less than the number of such shares required to be reserved hereunder for issuance upon conversion of the Series C Preferred Stock.

10.	Severability.

In the event any provision of these terms for the Series C Preferred Stock is for any reason held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and these terms for the Series C Preferred Stock shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

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IN WITNESS WHEREOF, SITEL Worldwide Corporation has caused this Certificate of Designations, Preferences and Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of its 16% Cumulative Participating Preferred Stock, Series C, to be duly executed by its Global Chief Legal Officer and Secretary, as of this 11 day of March, 2010.

/s/ David L. Beckman, Jr.
Name: David L. Beckman, Jr.
Title: Global Chief Legal Officer and Secretary